United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc.
SEC letter of September 8, 2011

Registration Statement File No. 0-29901

September 21, 2011

Ladies and Gentlemen,

This letter confirms that we spoke today with staff member, James Lopez, Legal Branch Chief, regarding our response to your comment letter dated September 8, 2011l.  Mr. Lopez confirmed that we have until October 6, 2011 to respond to your letter.

Re: Cavitation Technologies, Inc.
CAVITATION TECHNOLOGIES, INC.
By: /s/ Todd Zelek
Chief Executive Officer